Exhibit 99.79

i-80 Gold Intersects High-Grade Gold in Underground Drilling at Granite Creek

Including 10.7 g/t Au over 9.4 m, 8.2 g/t Au over 5.6 m & 14.5 g/t Au over 2.7 m

Reno, Nevada, January 26, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce positive assay results from the ongoing underground drill program at the Company’s Granite Creek Property (“Granite Creek” or “the Property”) located in Humboldt County, Nevada.

High-grade drill results from the 4790 Level targeting mineralization in the Otto, Adam Peak and Range Front fault horizons proximal to and below existing mine workings are designed to confirm continuity in one of the initial areas being defined for underground mining (see Table 1). The Otto, Adam Peak, and Range Front fault horizons are three of multiple target areas being drilled with several holes intersecting gold mineralization in multiple horizons. The 2022 program has been upsized and is expected to comprise more than 30,000 metres (m) from surface and underground. The Company anticipates providing regular updates throughout the year as assay results are received.

Highlight results from initial underground drilling (ten holes) from Level 4790 include:

•	20.3 g/t (grams per tonne) Au (gold) over 1.3 m in hole iGU21-15
•	8.2 g/t Au over 5.6 m in hole iGU21-17
•	14.5 g/t Au over 1.5 m in hole iGU21-18
•	24.4 g/t Au over 1.2 m in hole iGU21-22
•	14.5 g/t Au over 2.7 m & 10.6 g/t over 1.5m & 9.9 g/t over 1.1 m in hole iGU21-23
•	10.7 g/t Au over 9.4 m in hole iGU21-24

As part of the program targeting development and mining at Granite Creek, definition drilling utilizing two underground Cubex drills has started in areas where encouraging assays results were received in 2021. This drilling is being completed to define initial stoping areas as the Company advances towards a production decision.

The primary goal of the 2022 drill program is to delineate and expand underground mineralization as the Company ramps up mining on the Property. It is expected that refractory mineralization from the underground operation at Granite Creek will initially be trucked to Twin Creeks for processing, pursuant to the agreement entered into with Nevada Gold Mines, until such time that the Company’s Lone Tree facility is operational.

Matt Gili, President and Chief Operating Officer of i-80 commented: “These results further confirm the high-grade opportunity that we are developing at Granite Creek. We are focused on bringing these near-mine areas into reserves and then into production.”

High-grade mineralization at Granite Creek occurs in a near-identical geological setting as that at the multi-million-ounce Turquoise Ridge Mine located immediately to the north; proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings with step-out drilling aimed at expanding resources currently underway with multiple surface drill rigs.

Table 1 - Summary Assay Results from Level 4790 Drilling

New 2021 Drill Results from Granite Creek Estimated true widths 50-90%
Drillhole ID	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGU21-15	Core	6.3	7.6	1.3	20.3
iGU21-15	Core	73.1	73.8	0.7	10.9
iGU21-15	Core	98.5	99.2	0.7	10.0
iGU21-15	Core	102.8	105.5	2.7	6.8
iGU21-17	Core	15.8	21.5	5.6	8.2
iGU21-17	Core	27.1	29.9	2.7	5.5
iGU21-18	Core	95.7	97.2	1.5	14.5
iGU21-18	Core	116.4	117.2	0.8	19.0
iGU21-20	Core	34.9	35.9	1.0	12.8
iGU21-20	Core	58.2	61.0	2.7	5.8
iGU21-20	Core	87.8	90.5	2.7	5.6
iGU21-22	Core	48.8	50.0	1.2	24.4
iGU21-22	Core	101.8	103.3	1.5	5.2
iGU21-23	Core	16.8	19.5	2.7	14.5
iGU21-23	Core	27.2	28.7	1.6	10.6
iGU21-23	Core	30.9	32.0	1.1	9.9
iGU21-24	Core	82.9	92.4	9.4	10.7

Holes iGU21-16, iGU21-19, and iGU21-21 contained no significant intercepts

Table 1a Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGU21-15	478062	4554228	1460	340	-26
	iGU21-16	478062	4554228	1460	328	-35
	iGU21-17	478062	4554228	1460	354	-67
	iGU21-18	478062	4554228	1460	343	-45
	iGU21-19	478062	4554228	1460	312	7
	iGU21-20	478062	4554228	1460	300	7
	iGU21-21	478062	4554228	1460	291	-22
	iGU21-22	478062	4554228	1460	285	-25
	iGU21-23	478062	4554228	1460	346	-72
	iGU21-24	478062	4554228	1460	329	-28

Figure 1 - 3D View of Mineralized Zones Being Drilled from Underground Workings

The Granite Creek Property is strategically located proximal to Nevada Gold Mines’ Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada (See Figure 2).

Figure 2 - Property Location Map

QAQC Procedures

All samples were submitted to Paragon Geochemical Assay Laboratories (PAL) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through PAL are run through standard prep methods and analyzed using FA-Pb30-ICP (Au; 30g fire assay) and 48MA-MS (48 element Suite; 0.5g 4-acid digestion/ICP-MS) methods. PAL also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp’s QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tim George, PE, Manager of Engineering Services, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of four new open pit and underground mining operations that will ultimately process ore at the Company’s central Lone Tree complex that includes an Autoclave.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, completion of refurbishment and development activities at the Long Tree project, commencement of mining operations at the Lone Tree project or the Ruby Hill mine development activities at the Company's projects and resource updates in respect of certain properties, the objectives set out under 2022 Scorecard - Key Goals & Catalysts in this press release and the ESG initiatives. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: failure to obtain the relevant regulatory approvals, material adverse changes, exercise of termination rights by any relevant party, unexpected changes in laws, the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration, refurbishment, development or mining programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.